N4 FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

Assets		
Cash and cash equivalents	$	264,100
Prepaid expenses		762
Total assets	$	264,862
Liabilities and stockholders' equity		
Liabilities		
Due to Affiliate	$	6,127
Accounts Payable		300
Other liabilities		4,145
Total liabilities		10,572
Stockholders' equity		
Common stock (no par value, 100 shares issued and outstanding)		100
Paid in capital		174,900
Retained earnings		79,290
Total stockholders' equity		254,290
Total liabilities and stockholders' equity	$	264,862

See accompanying notes to financial statements.